Ryan D. Thomas

rthomas@bassberry.com

(615) 742-7765

December 23, 2014

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, NE

Washington, D.C. 20549

Attention:	Pamela Long
Kamyar Daneshvar
Erin Jaskot
Dale Welcome
Anne McConnell

Re:	New East Holdings, Inc.
Registration Statement on Form S-4
Filed November 20, 2014
File No. 333-200384

Ladies and Gentlemen:

On behalf of New East Holdings, Inc. (“New Engility”) and Engility Holdings (“Engility” and, together with New Engility, the “Companies,” “we,” “our” or “us”), we are concurrently filing under the Securities Act of 1933, as amended, Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-200384) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 20, 2014. In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated December 17, 2014 (the “Letter”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the amended Registration Statement in paper format, marked to show changes from the Registration Statement filed on November 20, 2014.

General

1.	Please note that we will not accelerate the effectiveness of your registration statement until the resolution of the outstanding comments on Engility Holdings, Inc.’s Form 10-K for the fiscal year ended December 31, 2013.

Response: The Companies acknowledge the Staff’s comment and will not request acceleration of the effectiveness of the Registration Statement until the resolution of the outstanding comments on Engility’s Form 10-K for the fiscal year ended December 31, 2013.

2.	Please supplementally provide us with copies of all materials prepared by Barclays and Lazard and shared with the Engility board and their representatives, including copies of all board books and all transcripts and summaries, that were material to the board’s decision to approve the merger agreement and the transactions contemplated thereby.

United States Securities and Exchange Commission

December 23, 2014

Response: As requested, Greenberg Traurig, LLP, as counsel to Barclays Capital Inc., the financial advisor to Engility, has caused to be submitted supplementally to the Staff under separate cover a copy of written materials presented by Barclays Capital, Inc. to Engility on September 24, 2014, October 23, 2014 and October 28, 2014.

In addition, Gibson, Dunn & Crutcher LLP, as counsel to Lazard Frères & Co. LLC, the financial advisor to the board of directors of Engility (the “Engility board”), has caused to be submitted supplementally to the Staff under separate cover a copy of written materials presented by Lazard Frères & Co. LLC to the Engility board on October 23, 2014 and October 28, 2014.

Engility confirms to the Staff that the supplementally submitted materials include copies of all written materials prepared by Barclays Capital Inc. and Lazard Frères & Co. LLC that were material to the Engility board’s decision to approve the merger agreement and the transactions contemplated thereby.

Each of these submissions has been made together with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with Rule 418, Engility requests the return of all such supplementally submitted materials upon conclusion of the Staff’s use of such information.

3.	Please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on the legal and tax opinions and other exhibits once they are filed, as well as related disclosure in the filing. Please understand that we will need adequate time to review these materials.

Response: The Companies acknowledge the Staff’s comment and note that forms of legal opinions are being filed under Exhibits 5.1, 8.1 and 8.2, and a form of proxy card and form of consent are being filed under Exhibits 99.5 and 99.6, respectively.

4.	Please provide the historical, pro forma, and equivalent pro forma per share data required by Item 3(f) of Form S-4.

Response: In response to the Staff’s comment, the Companies have included disclosure of historical, pro forma and equivalent pro forma per share data on page 31 of the Registration Statement.

Proxy Statement/Prospectus Cover Page

5.	Please disclose the approximate number of shares of New Engility common stock that will be received by TASC stockholders based on the current number of shares of issued and outstanding common stock of both Engility and TASC. Please also clearly state that the purpose of the formula used to determine the number of shares New Engility will issue to TASC shareholders, and, to the extent practicable, the approximate value of the consideration.

United States Securities and Exchange Commission

December 23, 2014

Response: In response to the Staff’s comment, the Companies have included disclosure of the anticipated number of shares of New Engility common stock to be received by TASC stockholders, the purpose for the formula used to determine the number of shares of New Engility to be issued to TASC stockholders and the approximate value of such consideration on the Proxy Statement/Prospectus Cover Page of the Registration Statement.

6.	Please limit the prospectus cover page to one page. See Item 501(b) of Regulation S-K.

Response: We respectfully advise the Staff that the prospectus cover page is limited to one page as required by Item 501(b) of Regulation S-K. However, in response to the Staff’s comment we have revised the inside front cover of the prospectus by moving the subsection entitled “Additional Information” to immediately follow the Table of Contents.

TASC Notice of Solicitation and Written Consent

7.	Please clearly disclose that TASC stockholders will not be entitled to appraisal rights in the Engility/TASC merger. We note your related disclosure on page 30.

Response: In response to the Staff’s comment, the Companies have revised the disclosure to the TASC Notice of Solicitation and Written Consent to state that TASC stockholders will not be entitled to demand appraisal in the Engility/TASC merger.

Questions and Answers About the Mergers, the Special Meeting and the Consent Solicitation, page 1

General

8.	You currently repeat information in your Q&A and Summary sections, such as the material U.S. federal tax consequences. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger, including taxation, in the Summary.

Response: In response to the Staff’s comment, the Companies have revised the Q&A and Summary sections in order to address the Staff’s comment and to eliminate certain redundancies.

Q: What will TASC stockholders receive in the Engility/TASC merger?

9.	Please clarify here that no adjustment will be made in the merger consideration as a result of any decrease in the trading price of Engility’s common stock and that there is no right to terminate the transaction if the share price falls below a specified amount. To the extent practicable, please also provide the intended value of the consideration that will be received by TASC stockholders.

Response: In response to the Staff’s comment, the Companies have revised the disclosure on page 18 of the Registration Statement.

Q: What are the recommendations of the Engility board of directors?, page 7

United States Securities and Exchange Commission

December 23, 2014

Q: What are the recommendations of the TASC board of directors?, page 7

10.	Please disclose here that all or some of the directors and executive officers may have interests in the transaction that are different from, or in addition to, those of the shareholders generally.

Response: In response to the Staff’s comment, the Companies have revised the disclosure on page 5 of the Registration Statement.

Q: What are the material U.S. federal income tax consequences . . , page 8

11.	Please delete the language stating that the mergers are “intended” to qualify as a reorganization within the meaning of Section 368(a) of the Code, and “if” they qualify, holders “generally will not recognize gain or loss.” Please provide a firm conclusion regarding the material federal tax consequences to investors. Please make similar revisions under the heading “Material U.S. Federal Income Tax Consequences” on page 29.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 23 of the Registration Statement.

Summary, page 20

Interests of Directors and Executive Officers in the Transaction, page 26

12.	Please quantify the benefits that the directors and executive officers will receive as a result of their interests in the transaction. Please also quantify these amounts in your related risk factor on page 45.

Response: In response to the Staff’s comment, the Companies have included disclosure on pages 20, 21 and 38 of the Registration Statement quantifying the benefits that the directors and executive officers will receive as a result of their interests in the transaction.

Risk Factors, page 40

Engility will assume TASC’s significant indebtedness . . ., page 40

13.	Please revise this risk factor to discuss the amount of cash you anticipate that the combined company will have on hand following the merger as well as the amount that you anticipate will be needed following the transaction for the combined company’s debt service obligations.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 33 of the Registration Statement.

The Mergers, page 62

Background of the Mergers, page 63

United States Securities and Exchange Commission

December 23, 2014

14.	Your disclosure throughout this section should describe in sufficient detail why this transaction is being recommended to stockholders as opposed to any alternatives to such transaction, and why the transaction is being recommended at this time. The disclosure should also describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

Response: In response to the Staff’s comment, the Companies have revised their disclosure in the section entitled “Background of the Mergers” of the Registration Statement.

15.	Please revise your disclosure throughout this section to include a materially complete description of the discussions and/or negotiations relating the merger consideration, including the special stockholder dividend and the determination of the Engility/TASC exchange ratio. Please also discuss the intended value of the merger consideration provided to TASC stockholders and whether any consideration was given to including a cash component. Please describe how the parties determined the final amounts of each element of the merger consideration.

Response: In response to the Staff’s comment, the Companies have revised their disclosure in the section entitled “Background of the Mergers” of the Registration Statement.

16.	We note your disclosure on page 63 that “TASC was identified as a highly attractive target at that time.” Please revise your disclosure to specifically address why TASC was considered “a highly attractive target at that time.” In your revised disclosure, please also explain the general strategy and strategic alternatives being considered by the Engility board and management in the summer of 2013.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on pages 55 and 56 of the Registration Statement.

17.	We note reference to “attractive potential targets companies” on page 63. Please revise your disclosure to briefly discuss management’s basis for determining the “attractiveness” of a potential target companies. Further, please disclose whether any “potential target companies” expressed an interest in conducting discussions about a potential strategic combination with Engility and, if so, why such discussions were not pursued.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on pages 56 and 57 of the Registration Statement.

18.	Please disclose the nature of the relationship between Engility and TASC, including how the two parties became aware of each other and how they were first put in contact.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 57 of the Registration Statement.

United States Securities and Exchange Commission

December 23, 2014

19.	Please disclose what Mr. Smeraglinolo and Mr. Hynes discussed with respect to the current environment, the potential future direction in the government services industry, and the “industry logic behind a potential business combination” at the February 2014 meeting.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 56 of the Registration Statement.

20.	We note your disclosure on page 64 regarding Barclay’s preparation of a “preliminary high level financial analysis related to a potential combination of the two companies.” Please supplementally tell us what consideration you gave to including Barclay’s financial analysis as part of your registration statement.

Response: The preliminary high level financial analysis provided by Barclays to the management of Engility was not a material factor in the Engility board’s decision to go forward with and eventually approve the merger agreement with TASC and the transactions contemplated thereby. The Engility board relied on later, more comprehensive analysis of a potential transaction with TASC provided by its advisors, including Barclays, in making its ultimate decision to approve the transactions, which presentations we have provided to the Staff in response to Comment 2.

21.	Please clarify whether any other business combinations, other than a potential combination of Engility and TASC, were discussed at either the March 19, 2014 or April 29, 2014 meetings attended by Engility executives and representatives of Barclays.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 57 of the Registration Statement.

22.	We note your disclosure on page 64 that on June 4, 2014 representatives of Barclays had a call with representatives of KKR. Please revise your disclosure to clarify whether the details and results of such conversation were relayed back to management and/or the boards of either Engility or TASC. Please also revise your disclosure to clarify whether there was any particular reason for initiating discussions at that time. Further, please describe the potential transaction structures discussed during the call.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 57 of the Registration Statement.

23.	Please disclose the specific potential cost savings and synergies that were discussed at the August 22, 2014 meeting.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 60 of the Registration Statement.

24.	We note your disclosure on page 70 that the board considered, among other things, “possible alternative transactions and Engility’s standalone prospects.” We note similar disclosure on page 72 regarding the “alternatives reasonably available to Engility if it did not pursue the mergers” and disclosure on page 75 that “Engility terminate all discussions regarding potential alternative transactions.” Please revise your disclosure to clarify what other possible alternative transactions were discussed and why such alternatives were not pursued.

United States Securities and Exchange Commission

December 23, 2014

Response: In response to the Staff’s comment, the Companies have revised their disclosure in the section entitled “Background of the Mergers” of the Registration Statement.

25.	Please disclose any discussions relating to Engility’s assumption of the significant indebtedness of TASC, the additional financing necessary to pay the special cash dividend, and the overall indebtedness of the combined company.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 61 of the Registration Statement.

26.	Please disclose any discussions relating to New Engility’s limitations in future potential consolidations in the industry given the risk that such a transaction could result in an ownership change under Section 382 of the Code.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 61 of the Registration Statement.

Recommendation of the Engility Board, page 71

27.	Please discuss the board’s consideration of the merger consideration, including the special shareholder dividend. Please address how it determined that such consideration was advisable, fair to and in the best interests of Engility and its stockholders.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on pages 65 and 66 of the Registration Statement.

28.	Please discuss whether the board considered the significant indebtedness of TASC and, if so, how it determined that even with the increased amount of indebtedness of the combined company, the merger is advisable, fair to, and in the best interests of Engility and its stockholders.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 66 of the Registration Statement.

Certain Financial Projections Reviewed by Engility’s Board and Engility’s Financial Advisors, page 77

29.	We note the disclaimer on page 78 that “[n]o one has made or makes any representation to any stockholder or anyone else regarding, nor assumes any responsibility for the validity, reasonableness, accuracy or completeness of, the information included in the projections and estimated cost synergies set forth below.” While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure presented in the document. Instead, you may caution readers not to “unduly rely” or place “undue certainty” on the data and other information. Please revise the disclosure in this section.

Response: In response to the Staff’s comment, the Companies have revised the disclosure on page 72 of the Registration Statement to remove the applicable language.

United States Securities and Exchange Commission

December 23, 2014

30.	Please supplementally advise us if the disclosure on pages 79-81 includes all of the forecasts and projections utilized by the financial advisors in preparing their opinions. If not, explain why disclosure relating to the remaining information is not necessary or appropriate.

Response: In response to the Staff’s comment, the Companies have included additional disclosure on pages 73 through 75 of the Registration Statement. The Companies confirm to the Staff that the projections disclosed on pages 73 through 75 of the Registration Statement include all of the financial projections and forecasts provided by Engility that Engility considered to be material to the analyses underlying the fairness opinions of the financial advisors.

Opinions of Engility’s Financial Advisors, page 81

Opinion of Barclays Capital Inc., page 81

Opinion of Lazard Freres & Co. LLC, page 97

31.	We note that Barclays and Lazard each performed a Comparable Companies Analysis as well as a Comparable/Precedent Transactions Analysis. Please revise the disclosure in this section to provide the following:

•	Further clarify the methodology and criteria used in selecting these companies and transactions;

•	Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so;

•	Disclose the size of each transactions in the Comparable/Precedent Transactions Analysis;

•	Disclose the underlying data for each of the selected companies and comparable transactions used to calculate the multiples that were derived from each of the analyses.

Response: In response to the Staff’s comments:

•	The Companies have revised the disclosure in these sections of the Registration Statement;

•	The Companies supplementally advise the Staff that no companies meeting the criteria were excluded from the analysis;

•	The Companies have revised the disclosure in these sections of the Registration Statement; and

•	The Companies have revised the disclosure in these sections of the Registration Statement.

32.	Please revise your disclosure on pages 96-97 and 105-106 to provide a complete qualitative and quantitative description of the compensation received or to be received by Barclays and

United States Securities and Exchange Commission

December 23, 2014

its affiliates and Lazard and its affiliates for services provided to Engility, TASC, or their affiliates in the past two years. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Companies have included additional disclosure on pages 89, 90 and 98 of the Registration Statement.

Recommendation of the TASC Board, page 106

33.	Please review the disclosure throughout this section to provide the TASC board’s analysis of each factor and clearly explain how each particular factor is positive or negative, as the current disclosure is often conclusive in nature or unclear. For example, it is unclear what about TASC’s financial condition, competitive position and future prospects supported the TASC board’s decision to recommend the merger transactions.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on pages 99 through 102 of the Registration Statement.

New Engility’s Board of Directors and Management Following the Mergers, page 119

34.	Please revise your disclosure to include the information required by Items 402 and 404 of Regulation S-K for the officers and directors of TASC who will serve as directors or executive officers of the combined company. See Item 18(a)(7)(ii-iii) of Form S-4.

Response: In response to the Staff’s comment, the Companies have included additional disclosure on pages 187 through 196 of the Registration Statement. The Companies respectfully advise that no disclosure is included in response to Item 404 of Regulation S-K with respect to the directors and executive officers of TASC who will serve as directors or executive officers of the combined company because there were no transactions requiring such disclosure.

Governmental and Regulatory Approvals, page 123

35.	Please update the status of all regulatory approvals.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on pages 21 and 116 of the Registration Statement.

Material U.S. Federal Income Tax Consequences, page 124

U.S. Federal Income Tax Consequences to Engility Stockholders of the Engility Special Cash Dividend, page 125

36.	We note that counsel has assumed that the Engility special cash dividend will be treated as a separate distribution with respect to Engility common stock that is not integrated with the Engility merger. Please explain counsel’s basis for making this assumption. Please also explain any material tax consequences that could result if the treatment of the cash dividend as a separate distribution is not respected for federal tax purposes, and add risk factor disclosure to the extent appropriate. Please also reconcile this disclosure with your disclosure on page seven that the special cash dividend will be treated as a distribution within the meaning of Section 301 of the Code.

United States Securities and Exchange Commission

December 23, 2014

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 118 of the Registration Statement to eliminate the assumption as to the treatment of the Engility special cash dividend as a separate distribution with respect to Engility common stock that is not integrated with the Engility merger for U.S. federal income tax purposes; the revised disclosure instead reflects counsel’s opinion as to such matter.

The Merger Agreement, page 130

37.	We note your explanatory note on page 130 stating that the representations and warranties in the merger agreement “may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC” and that the “representations, warranties and covenants . . . should . . . not be relied upon . . . .” Please remove this disclaimer or revise it to remove any suggestion that the merger agreement, including the warranties in the agreement, do not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 122 of the Registration Statement to remove the applicable language.

Unaudited Pro Forma Combined Financial Information, page 177

Unaudited Pro Forma Combined Statement of Operations for the Nine Months Ended September 30, 2014, page 179

38.	Please remove the parentheses around each amount on the other expense line.

Response: In response to the Staff’s comment, the Companies have removed the parentheses around each amount on the other expense line on page 170 of the Registration Statement.

Notes to Unaudited Pro Forma Combined Financial Statements, page 181

Basis of Presentation, page 181

39.	Please disclose and discuss how you determined that Engility is the accounting acquirer based on the provisions of ASC 805. Also, in the forepart of your filing, please address why you structured the merger such that the TASC stockholders will receive between 51% and 51.5% of the shares of New Engility common stock to be issued and why the current Engility stockholders will receive a special cash dividend, including how the amount of the dividend was determined.

Response: We determined Engility was the accounting acquirer in accordance with ASC 805-10-25-5 as Engility will gain control of TASC upon completion of the merger. To make this determination we considered factors as indicated in ASC 805-10-55, including which entity will issue equity interests to effect the combination, board of director composition, shareholder ownership, voting control, restrictions on shareholder voting rights, anticipated management positions and the relative size of the two companies. Engility will be the entity issuing its equity to effect the combination, which is usually done by the acquirer. The post-acquisition board of directors will be comprised of eleven individuals, seven of whom will be the Engility directors and the remaining four of whom will be designated by Birch Partners, LP, the holder of

United States Securities and Exchange Commission

December 23, 2014

approximately 99% of the outstanding common stock of TASC. While the stockholders of TASC will own between 51% and 51.5% of the combined company common stock following the closing of the transaction, Birch Partners, LP will, at the closing of the transaction, execute a stockholders agreement agreeing to vote (i) until it no longer has any director nomination rights, with respect to the election of directors, all of its shares in the same manner as, and in the same proportion to, all shares as voted by Engility stockholders (excluding the votes of Birch Partners, LP), other than with respect to its four director nominees; and (ii) with respect to all other proposals, all of its shares in excess of 30% of the total voting power of all issued and outstanding shares of the combined company (between 21% and 21.5% initially) in the same manner as, and in the same proportion to, all shares as voted by Engility stockholders (excluding the votes of Birch Partners, LP). Thus, with respect to proposals other than the election of directors, Birch Partners, LP will only control and be able to independently vote an aggregate of 30% of the outstanding shares of the combined company. Birch Partners, LP will not be able to transfer ownership for years one through three following the closing of the transaction and its ability to transfer ownership will be limited in years four through six. The future combined Engility company will be led by Engility’s current President and Chief Executive Officer, Anthony Smeraglinolo, and John Hynes, TASC’s current President and Chief Executive Officer, will become the Chief Operating Officer of the combined company, reporting to Mr. Smeraglinolo. Another consideration was given to the relative size of the two companies. Engility has greater yearly revenue, total assets, EBITDA, pre-tax income and employees. All of the above mentioned factors have led us to conclude that Engility will be the accounting acquirer.

In response to the Staff’s comment, the Companies have revised their disclosure on page 172 of the Registration Statement.

Preliminary Pro forma Allocation of Purchase Price, page 181

40.	We note your estimate of the value of the equity to be issued to the TASC stockholders is based on your stock price as of September 30, 2014, reduced by the special cash dividend per share to be paid to the current Engility stockholders. It is not clear to us why you believe this estimated value is appropriate given that the date of the stock price you used is prior to your announcement of the proposed acquisition of TASC on October 28, 2014 and, therefore, would not reflect any value attributable to the special cash dividend. Please explain to us how you determined this estimated value is appropriate and complies with ASC 805 and Article 11 of Regulation S-X. This comment also relates to the pro forma adjustment in note (e) on page 183 and the pro forma adjustments to the annual and interim pro forma statements of operations.

Response: In response to the Staff’s comment, the Companies have revised the stock price used to (1) value the estimated equity to be issued to TASC stockholders in note (a) and (2) the estimated settlement of stock options held by directors and employees of TASC to the most recent practicable date of December 12, 2014 in note (e). The value of the equity and settlement of the stock options will be set on the date of merger. The Companies believe December 12, 2014, the most recent practicable date, is a best approximation of the final value under ASC 805 and Article 11 of Regulation S-X.

United States Securities and Exchange Commission

December 23, 2014

Pro Forma Adjustments and Reclassifications, page 182

Note (h), page 183 and Note (cc), page 187

41.	Please revise note (h) to address the facts and circumstances that resulted in TASC recording a tax valuation allowance during the interim period and the facts and circumstances that resulted in you eliminating the tax valuation allowance in the pro forma balance sheet. Please specifically address the significant assumptions you used to determine that realization of the deferred tax assets is more likely than not, including the amount of taxable income you will be required to generate and the time period during which it will be required to be generated. Also, based on your determination that TASC’s tax valuation allowance is not required in the pro forma balance sheet, please more fully explain to us why you believe reflecting TASC’s establishment of the tax valuation allowance in the pro forma statement of operations for the period ended September 30, 2014 is appropriate.

Response: In response to the Staff’s comment, the Companies have revised the disclosure in note (h) to address the significant assumptions we used to determine that realization of the deferred tax assets is more likely than not. The addition of the valuation allowance is an infrequent and nonrecurring item included in the underlying historical financial statements of TASC that is not directly affected by the transaction. Based on the guidance in Section 3230.4 of the Division of Corporation Finance’s Financial Reporting Manual, the Companies do not believe it is appropriate to remove the valuation allowance from the historical financial statements in the Unaudited Pro Forma Consolidated Statement of Operations for the period ended September 30, 2014.

Note (l), page 184

42.	Please disclose the anticipated terms of the bridge loan to be obtained by Engility at the closing. Also, please clarify how the disclosed loans to be obtained by TASC at the closing will be sufficient to repay their outstanding debt.

Response: In response to the Staff’s comment, the Companies have revised the disclosure in note (l).

Note (n), page 184

43.	Your footnote states that “an estimated $200 million of the Engility special cash dividend will be paid with respect to each Engility restricted stock units”. Please revise your disclosure to state, if true, that an estimated $200 million of the Engility special cash dividend will be paid to holders of Engility common stock and restricted stock units.

Response: In response to the Staff’s comment, the Companies have revised the disclosure in note (n).

Note (t), page 185 and Note (jj), page 188

44.	In regard to note (t), please more fully explain to us why you only include an adjustment for one month. We note your disclosure that “DRC’s debt after the DRC acquisition is included in Engility’s historical financial statements”; however, we also note that Engility’s historical interest expense is removed in note (w). Also, please more fully explain to us how you determined the impact of a change in the variable interest rate as we were unable to recalculate the amount based on your disclosures. In regard to note (jj), it appears to us you should remove the last sentence of the second paragraph since it is not applicable to the pro forma statement of operations for the year ended December 31, 2013.

United States Securities and Exchange Commission

December 23, 2014

Response: In response to the Staff’s comment, the Companies have revised the disclosure in note (t) and note (jj). Specifically, the Companies have revised the amount of the interest expense allocated to the DRC acquisition. Additionally, the Companies respectfully advise the Staff as follows: (i) as detailed in note (l), Engility is refinancing its debt upon the closing of the TASC acquisition, (ii) interest expense for the nine months ended September 30, 2014 is allocated between the DRC acquisition and the TASC acquisition, (iii) DRC was acquired as of January 31, 2014 and the adjustment reflects interest for the one month period prior to the acquisition, (iv) all interest expense after that period is included in Engility’s interest expense and (v) interest expense for the remainder of the nine months ended September 30, 2014 is included as part of the TASC acquisition.

In response to the Staff’s comment, the Companies have revised the amount of the interest rate adjustment for a change in the variable interest rate. The amount of interest for the change in the variable interest rate reflects the one month period prior to the DRC acquisition.

Further, in response to the Staff’s comment, the Companies have removed the last sentence of the second paragraph in note (jj).

Note (x), page 186 and Note (nn), page 188

45.	In regard to your pro forma adjustments related to interest expense, it appears to us the proposed refinancing of TASC’s outstanding debt, as disclosed in note (l), will result in an increase in their historical interest expense; however, it is not clear to us if this has been reflected in the pro forma statements of operations. Please advise or revise. It also appears to us you should disclose the potential impact of a change in the variable interest rate related to TASC’s debt in notes (x) and (nn).

Response: In response to the Staff’s comments, the Companies have revised notes (x) and (nn) to reflect the increase in the historical interest expense related to the increase in the interest rate and to disclose the potential impact of a change in the variable interest rate related to TASC’s debt.

46.	In regard to note (nn), please more fully explain to us how you calculated the pro forma adjustment to interest expense and how you determined the impact of a change in the variable interest rate as we were unable to recalculate the amounts based on your disclosures.

Response: In response to the Staff’s comment, the Companies have revised note (nn) to further explain calculation of interest expense and to explain that, for purposes of the interest expense allocation, the Companies estimate that $190 million of the $585 million assumed in the business combination is related to the DRC acquisition and $395 million of the $585 million is related to the TASC acquisition. For the nine months ended September 30, 2014, interest expense was allocated on $190 million to the DRC acquisition between January 1, 2014 and January 31, 2014 (the closing of the DRC acquisition). After January 31, 2014, the interest expense was allocated entirely to the TASC acquisition.

Note (z), page 186 and Note (pp), page 189

United States Securities and Exchange Commission

December 23, 2014

47.	Please disclose the preliminary amounts you allocated to customer contractual relationships and backlog. Also, please address the potential impact of changes in your preliminary purchase price allocation on the pro forma financial statements.

Response: In response to the Staff’s comments, the Companies have revised notes (z) and (pp).

Note (aa), page 187 and Note (qq), page 189

48.	Please clarify the specific nature of the differences in the revenue recognition policies of Engility and TASC.

Response: In response to the Staff’s comments, the Companies have revised notes (g), (aa) and (qq) to clarify the specific nature of the differences in the revenue recognition policies of Engility and TASC.

Financial Statements, page FIN-1

Independent Auditors’ Report, page FIN-1

49.	Please have the auditors for TASC revise the opinion paragraph of their report to clarify that their opinion covers the results of operations and cash flows for each of the three years in the period ended December 31, 2013.

Response: In response to the Staff’s comment, the Companies have revised the disclosure on page FIN-2 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding the above, please do not hesitate to call me at (615) 742-7765.

Very truly yours,

/s/ Ryan D. Thomas

Ryan D. Thomas, Esq.

cc:	Thomas O. Miiller, Esq., Engility Holdings, Inc.

Jonathan Brooks, Esq., Engility Holdings, Inc.

Frederick S. Green, Esq., Weil, Gotshal & Manges LLP

Jaclyn L. Cohen, Esq., Weil, Gotshal & Manges LLP

Marni J. Lerner, Esq., Simpson Thacher & Bartlett LLP